Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2025 and 2026 and related notes appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. Except where the context otherwise requires or where otherwise indicated in this discussion, the terms “Alpha Tau,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Alpha Tau Medical Ltd. and its subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, expected benefits of the Tolmar Agreements (as defined herein) and payments thereunder, clinical trial timelines, enrollment expectations and anticipated results, regulatory submissions and anticipated approvals, capital requirements and cash runway estimates, commercialization strategy and launch plans, research and development, sales and marketing and general and administrative functions, as well as other non-historical statements in this discussion are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D. “Key Information-Risk Factors” in our Annual Report. The forward-looking statements made in this discussion relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this discussion to reflect events or circumstances after the date of this discussion or to reflect new information or the occurrence of unanticipated events, except as required by law.

A.	Operating Results

Overview

We are a clinical-stage oncology therapeutics company focused on harnessing the innate relative biological effectiveness and short range of alpha particles for use as a localized radiation therapy for solid tumors. Our proprietary Alpha DaRT® technology is designed to utilize the specific therapeutic properties of alpha particles while aiming to overcome, and even harness for potential benefit, the traditional shortcomings of alpha radiation’s limited range. We believe that our Alpha DaRT technology has the potential to be broadly applicable across multiple targets and tumor types. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors.

During the six months ended June 30, 2026, we achieved several significant milestones, including receipt of shonin pre-market approval in Japan for Alpha DaRT for head & neck cancer (our first regulatory approval outside of Israel), completion of enrollment in our U.S. pivotal ReSTART trial, groundbreaking interim results from our U.S. REGAIN glioblastoma trial, entry into the Tolmar Agreements for U.S. commercialization of Alpha DaRT for urological cancers, and presentation of final data from our Israeli pilot study exploring the combination of Alpha DaRT with pembrolizumab in patients with locally advanced or metastatic head & neck squamous cell carcinoma. We also completed a private placement with Tolmar and entered into an at-the-market sales agreement with Wainwright. As of June 30, 2026, we had cash and cash equivalents, short-term deposits and restricted deposits totaling $104,772, which we believe will enable us to fund our operating expenses and capital expenditure requirements for at least two years.

In our initial proof of concept of the Alpha DaRT technology, we have evaluated, and continue to evaluate, the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of superficial lesions, i.e., tumors of the skin, head or neck, in multiple clinical trials conducted in clinical sites around the world. On the basis of some of our clinical trials, we received marketing approval in Israel in August 2020 for the treatment of squamous cell carcinoma, or SCC, of the skin or oral cavity using the Alpha DaRT. In June 2021, the U.S. Food and Drug Administration, or FDA, granted the Alpha DaRT Breakthrough Device Designation for the treatment of patients with SCC of the skin or oral cavity without curative standard of care. In October 2021, the FDA granted the Alpha DaRT a second Breakthrough Device Designation, in treating recurrent Glioblastoma Multiforme, or GBM, as an adjunct to standard medical therapies or as a standalone therapy after standard medical therapies have been exhausted. In the second half of 2021, we treated ten patients in the U.S. in a multi-center pilot feasibility trial conducted at Memorial Sloan Kettering Cancer Center and four other U.S. clinical sites, to explore the feasibility of delivering radiotherapy for malignant skin and superficial soft tissue tumors using Alpha DaRT. The study met its primary feasibility endpoint, as all patients had successful delivery of radiation by Alpha DaRT. At approximately 12 weeks and 24 weeks after treatment, all ten lesions treated demonstrated a complete response to treatment, with no product-related serious adverse events observed. In February 2026, on the basis of a clinical trial completed in Japan as well as data collected elsewhere in the world, we received shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer, from Japan’s Ministry of Health, Labour and Welfare, or MHLW. As part of the approval, we must conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. To support our U.S. strategy, we conducted a multi-center pivotal trial, which we refer to as the ReSTART trial, to explore the delivery of radiotherapy for patients with recurrent cutaneous squamous cell carcinoma, or cSCC, tumors using Alpha DaRT at clinical sites around the United States and selected other clinical sites outside the U.S. In May 2026, we completed enrollment in the ReSTART trial with 88 patients, representing the Company’s first U.S. pivotal study to complete enrollment. We submitted the first module of our modular pre-market approval (PMA) application to the FDA in January 2026, and anticipate receiving top-line results of the trial in late 2026 or early 2027 for potential PMA submission.

Following receipt of IDE approval from the FDA, we are also recruiting patients in a trial to evaluate the efficacy and safety of Alpha DaRT in the treatment of recurrent cSCC in immunocompromised patients, which we refer to as the ADMIRE trial. In July 2026, we treated the first immunocompromised patient with Alpha DaRT at Banner MD Anderson Cancer Center under the ADMIRE trial.

We have also evaluated and continue to evaluate the feasibility, safety and efficacy of the Alpha DaRT technology for the treatment of solid tumors in internal organs, including the pancreas, brain, lung, prostate, rectum and liver. At the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, pooled results were presented from treatment in three safety and feasibility clinical trials of patients with pancreatic cancer, after 55 patients had been treated with a full intended treatment of Alpha DaRT and had a measured objective response and were examined for survival metrics. All patients were able to receive the Alpha DaRT treatment. 36% of patients had adverse events which were possibly, probably or definitely associated with Alpha DaRT treatment, and 9% had associated adverse events that were deemed Grade 3 (severe) or higher. There were no treatment-related deaths, all Grade ≥ 3 adverse events resolved, and no chronic adverse events were observed. An analysis of best overall response in patients with a measured response showed a 27% objective response rate (“ORR”) and 87% disease control rate (“DCR”), which is defined to include patients with stable disease or an objective response. In addition, ad-hoc analyses of pancreatic cancer population subgroups using Kaplan-Meier statistics suggested meaningful improvement in median OS for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

We also announced in January 2025 the approval of an investigational device exemption, or IDE, from the FDA, to conduct a clinical study, which we refer to as our IMPACT trial, examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, which was then further expanded by IDE supplements to include more patients, with newly diagnosed metastatic pancreatic cancer or newly diagnosed locally advanced pancreatic cancer, all receiving Alpha DaRT alongside either mFOLFIRINOX chemotherapy or gemcitabine/nab-paclitaxel chemotherapy. In September 2025 we announced the successful treatment of the first patient in this study, which we expect to finish recruiting patients in the third quarter of 2026, with initial results expected in late 2026 or early 2027. We also announced initiation and first patient treated in a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line mFOLFIRINOX chemotherapy, which we refer to as our ACAPELLA trial. In April 2026, we treated the first European pancreatic cancer patient with Alpha DaRT at CHU Grenoble Alpes under the ACAPELLA trial. In May 2026, we also treated the first patient in Italy with Alpha DaRT for locally advanced pancreatic cancer at the University of Verona’s Pancreas Institute, in a feasibility and safety study that permits both endoscopic ultrasound-guided and percutaneous delivery of Alpha DaRT sources.

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We announced in April 2025 the approval of an IDE from the FDA to conduct a clinical study examining the use of Alpha DaRT in patients with recurrent GBM, an indication for which the Alpha DaRT has received Breakthrough Device Designation. The study, which we refer to as our REGAIN trial, is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment following the Company’s promising results from pre-clinical studies. The first patient was treated in this study in December 2025. In May 2026, we announced groundbreaking interim results from the first three patients treated in the REGAIN trial at The Ohio State University Comprehensive Cancer Center, demonstrating 100% local disease control, a 67% complete response rate as defined by Response Assessment in Neuro-Oncology (RANO) criteria, and a favorable safety profile with only one associated grade 3 serious adverse event that resolved. In June 2026, the FDA cleared the Company to complete enrollment of the remaining seven patients in the REGAIN trial following review of a pre-specified interim safety report, and approved two additional leading U.S. academic cancer centers to participate in the trial.

In July 2026, final data from our safety and efficacy study combining Alpha DaRT treatment with pembrolizumab (Keytruda®) in patients with recurrent unresectable or metastatic HNSCC was presented at the American Head and Neck Society 12th International Conference on Head and Neck Cancer. In a similar population as evaluated in Merck’s KEYNOTE-048 study and with a Combined Positive Score of at least 1, eleven patients were recruited in total; however, two patients died prior to response evaluation, leaving nine patients evaluable for response; one patient died before Alpha DaRT treatment, and the other patient died shortly after treatment from an unrelated cardiovascular issue. Among evaluable patients, treatment with Alpha DaRT plus pembrolizumab produced an objective response rate (i.e., systemic complete response plus partial response) of 100%, including four complete responses and five partial responses, for a complete response rate of 44%. By comparison, pembrolizumab monotherapy in the PD-L1 CPS ≥1 population of KEYNOTE-048 produced an objective response rate of approximately 19%. Median overall survival was 18.2 months, and median progression-free survival was 5.4 months. By comparison, pembrolizumab monotherapy in a similar population in the KEYNOTE-048 trial achieved a median overall survival of 12.3 months and a median progression-free survival of approximately 3.2 months. No Alpha DaRT-related serious adverse events were observed. Only two Alpha DaRT-related adverse events were reported across the treated cohort, both Grade 1 in severity. With every evaluable patient responding, the trial reached the efficacy threshold built into its two-stage adaptive design, under which the study was stopped for success once more than six patients responded, and enrollment was concluded on that basis.

We have engaged with a number of prestigious medical and educational institutions and, as of June 30, 2026, have 13 clinical studies ongoing worldwide.

Additionally, in our pre-clinical studies, we evaluated the Alpha DaRT on over 20 tumor models (both human and mouse). Alpha DaRT sources were observed to have killed multiple types of mouse and human tumors in vivo. The intensity of the killing activity varied between tumor types, and was dependent on the ability of the radioactive atoms to diffuse inside the tumor and on the intrinsic sensitivity of the tissue to DNA damage induced by the radiation, but all tumor types showed responsiveness to Alpha DaRT, i.e., there was no observed resistance. We therefore believe that our technology may potentially be relevant for treatment across a broad range of tumors. We are currently focused on developing the Alpha DaRT for use in a number of potential applications, particularly in refractory or unresectable localized tumors which are not being adequately addressed by standard of care, tumor types with a high unmet need (such as pancreatic adenocarcinoma or glioblastoma multiforme), and metastatic tumors in combination with systemic therapies such as checkpoint inhibitors. We are also investigating the potential of the Alpha DaRT to elicit an immune response as observed from previous pre-clinical data, as well as anecdotal evidence of response from untreated tumors, or abscopal effects, which may have the potential to inhibit or even reduce metastases, particularly when used in combination with immunotherapies such as checkpoint inhibitors.

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If approved, we expect to commercialize our Alpha DaRT technology first in a large-scale launch in the United States before other markets, including Israel, notwithstanding our existing marketing authorization in Israel (under which we have not yet commercialized the product) and in Japan (where we have post-marketing surveillance requirements that we are currently focused on satisfying). We hold exclusive rights to our proprietary Alpha DaRT technology in our core markets, including the United States and Europe, except for commercial rights to prostate cancer and bladder cancer in the U.S. per the Tolmar Agreements, and except for our agreement with HekaBio KK with respect to the commercialization of Alpha DaRT in Japan, which can be terminated with 90 days’ notice.

While local radiation therapy has been a mainstay of cancer therapy for years, it has been mostly limited to modalities utilizing beta or gamma emissions, which primarily destroy cells through an indirect mechanism relying on oxygen and the generation of free radicals to cause single-strand DNA breaks. By contrast, alpha radiation has hundreds of times the linear energy transfer rate of beta-emitters. Additionally, alpha particles’ heavier mass and far shorter particle paths (less than 100 μm) relative to beta’s lighter mass and lengthier (up to 12 mm) path, have been shown to destroy radioresistant cells in clinical studies – causing multiple, irreparable, double-strand DNA breaks and other cellular damage upon direct impact – within a very short distance. Accordingly, we believe that alpha radiation has several significant potential advantages for use in cancer radiotherapy, including a high relative biological efficiency (potentially enabling it to destroy tumor cells with administration of lower levels of radiation), imperviousness to factors such as hypoxia, and a very well-defined range of travel with limited collateral damage. Nonetheless, its use has also been limited precisely due to alpha’s extremely short particle range in living tissue, as the range of less than 100 μm is insufficient to provide meaningful clinical utility.

The Alpha DaRT technology employs a series of radioactive sources that are embedded with Radium-224 to enable a controlled, intratumoral release of alpha-emitting atoms which diffuse and decay throughout the tumor, seeking to kill cancerous cells with localized precision, while penetrating deeper into the tumor than can otherwise be reached by the limited ranges of the alpha particles themselves. Due to the inherent limited range of the alpha particles, we believe that the Alpha DaRT technology has the potential to deliver powerful and localized precise killing impact to the tumor without damage to surrounding healthy tissue. By combining the innate relative biological effectiveness and short range of alpha particles in a single-use disposable form, we believe that the Alpha DaRT could address tumors that have otherwise demonstrated poor response to radiation therapy or other standards of care, with the potential to apply to a wide range of tumors and clinical settings.

We were incorporated in Israel in 2015 and our headquarters is located in Jerusalem, Israel. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, acquiring and building our intellectual property portfolio and conducting research and development activities, including pre-clinical studies and clinical trials, for our Alpha DaRT technology. We do not have any products approved for sale in the United States and have not generated any revenue from product sales. To date, we have funded our operations primarily through private placements of ordinary and convertible preferred shares and funding from government contracts. From inception through June 30, 2026, we have raised an aggregate of $263,200 to fund our operations, of which $254,351 were gross proceeds from the issuance of our shares and $8,849 were gross proceeds from government grants.

We have incurred significant net operating losses in every year since our inception and expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year and could be substantial. Our net losses were $18,805 and $68,752 for the six months ended June 30, 2025 and June 30, 2026, respectively. As of June 30, 2026, we had an accumulated deficit of $258,888. We anticipate that our expenses will increase significantly as we:

●	conduct additional clinical trials of our Alpha DaRT technology;

●	continue to discover and develop additional product candidates;

●	construct manufacturing facilities and supply chain capabilities in multiple geographies of sufficient capacity to provide commercial quantities of our Alpha DaRT products and any other product candidates for which we may obtain marketing approval;

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●	seek regulatory and marketing approvals for our Alpha DaRT technology and any other product candidates that successfully complete clinical trials, if any;

●	develop and execute launch strategies, and establish a sales, marketing and distribution infrastructure to commercialize our Alpha DaRT technology and any other products for which we may obtain regulatory approval in geographies in which we plan to commercialize our products ourselves;

●	maintain, expand and protect our intellectual property portfolio;

●	hire additional staff, including clinical, scientific, technical, regulatory operational, and financial personnel, to execute our business plan; and

●	add clinical, scientific, operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts, and to enable us to continue to operate as a public company.

If we obtain regulatory approval for our Alpha DaRT technology or any other product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

Because of the numerous risks and uncertainties associated with therapeutics product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2026, we had cash and cash equivalents, short-term deposits and restricted deposits totaling $104,772. We believe that our existing cash and cash equivalents, short-term deposits and restricted deposits will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based these estimates on assumptions that may prove to be imprecise, and we may use our available capital resources sooner than we currently expect. See “Liquidity and Capital Resources.” Because of the numerous risks and uncertainties associated with the development of our Alpha DaRT technology and any future product candidates, and because the extent to which we may enter into collaborations with third parties for product development is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research, development and commercialization of our Alpha DaRT technology or any future potential product candidates.

If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Basis of presentation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all dollar amounts are presented in thousands.

Business Combination

The Company began trading on the Nasdaq Capital Market on March 8, 2022, following the completion of its merger with Healthcare Capital Corp (“HCCC”), a special purpose acquisition company. In July 2022, we took the necessary actions to dissolve HCCC.

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Financial Operations Overview

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate substantial revenues from the sale of products in the foreseeable future. If our development efforts for our Alpha DaRT technology or other product candidates are successful and result in further regulatory approvals and successful commercialization efforts, we may generate more substantial revenue in the future from product sales. We cannot predict if, when, or to what extent we will generate substantial revenue from the commercialization and sale of our Alpha DaRT technology or any other product candidates. We may never succeed in obtaining further regulatory approvals for our Alpha DaRT technology or any of our other product candidates that we may develop in the future.

Operating Expenses

Our operating expenses since inception have consisted solely of research and development costs, marketing expenses and general and administrative costs.

Research and development, net

Research and development, net consist primarily of costs incurred for our research activities, including the development of and pursuit of further regulatory approvals of our Alpha DaRT technology, which include:

●	employee-related expenses, including salaries, benefits and share-based compensation expense for personnel engaged in research and development functions;

●	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with contract research organizations, or CROs, investigative sites and consultants;

●	costs of manufacturing our product candidates or other material costs for use in our preclinical studies and clinical trials, including costs of raw materials, components, and other laboratory materials;

●	consulting and professional fees related to research and development activities;

●	facility costs and other allocated expenses, which include expenses for rent and maintenance of our facility, utilities, depreciation, overhead expenses and other supplies; and

●	registration and maintenance of our intellectual property portfolio.

We expense research and development costs as incurred.

Our external research and development expenses consist primarily of costs such as fees paid to consultants, clinical sites, contractors and CROs in connection with our preclinical and clinical development activities.

Because the bulk of our research and development expenses are for internal personnel or for manufacture of our Alpha DaRT for use across our clinical trials and pre-clinical studies, and the majority of our clinical trials and pre-clinical studies are led internally rather than using external CROs, we are unable to allocate our research and development expenses on a program-by-program basis.

Grants from the IIA are offset against research and development costs at the later of when grant receipt is assured or the expenses are incurred.

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Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate additional clinical trials of our Alpha DaRT technology, scale our manufacturing processes, continue to discover and develop additional components to the Alpha DaRT platform or other product candidates, and hire additional clinical and scientific personnel.

The successful development of our Alpha DaRT technology and other potential future product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of these product candidates. We are also unable to predict when, if ever, we will generate material revenue and net cash inflows from the commercialization and sale of any of our product candidates for which we have obtained or may obtain marketing approval. We may never succeed in achieving further regulatory approvals for any of our product candidates. The duration, costs and timing of preclinical studies, clinical trials and development of our product candidates will depend on a variety of factors, including:

●	successful completion of clinical trials with safety, tolerability and efficacy profiles for our Alpha DaRT technology and any potential future product candidates that are satisfactory to the FDA or any comparable foreign regulatory authority;

●	approval of IDEs or comparable applications for Alpha DaRT technology and any potential future product candidate to commence planned or future clinical trials in the United States or foreign countries;

●	significant and changing government regulation and regulatory guidance;

●	timing and receipt of marketing approvals from applicable regulatory authorities;

●	successful construction of additional manufacturing facilities, or establishing arrangements with contract manufacturing organizations, or CMOs, for third-party clinical and commercial manufacturing, to obtain sufficient supply of our product candidates;

●	securing adequate and steady supply of radioisotopes and other required input materials;

●	obtaining and maintaining patent and other intellectual property protection and regulatory exclusivity for our product candidates;

●	commercializing our Alpha DaRT technology and any potential future product candidate, if and when further approved, whether alone or in collaboration with others;

●	acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

●	competition with other therapies; and

●	maintenance of a continued acceptable safety profile of Alpha DaRT technology and any potential future product candidate following approval.

A change in the outcome of any of these variables with respect to the development, manufacture or commercialization enabling activities of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of our Alpha DaRT technology and any potential future product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

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Marketing expenses

Marketing expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in marketing functions. Marketing expenses also include direct and allocated facility-related costs as well as costs of participation in conferences and exhibitions, licenses for marketing software, production of videos and marketing materials, and external consulting on product marketing or reimbursement.

We expect that our marketing expenses will increase in the future to support continued marketing activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, particularly if and when we initiate the hiring of a commercial team or increase our pre-launch commercial activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, consulting, investor and public relations, accounting, auditing, tax services and insurance costs.

We expect that our general and administrative expenses will increase in the future to support continued research and development activities and potential commercialization of our Alpha DaRT technology and any potential future product candidate. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses.

Additionally, we expect to continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission (“SEC”) requirements, director and officer insurance costs, and investor and public relations costs.

Financial expenses (income), net

Financial expenses (income), net, primarily consists of non-cash interest expense incurred on remeasurement of warrants, foreign currency translation, bank charges and interest expense, and interest income earned on our cash and cash equivalents and short-term deposits.

Results of Operations

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2026:

	Six Months Ended June 30,
	2025	2026	Change	% Change
Operating expenses:
Research and development, net	$14,182	$20,882	$6,700	47.2%
Marketing expenses	918	552	(366)	(39.9)
General and administrative	3,856	5,661	1,805	46.8
Total operating loss	$18,956	$27,095	$8,139	42.9%
Financial expenses (income), net	(315)	41,439	41,754	NM
Loss before taxes on income	18,641	68,534	49,893	267.7
Tax on income	164	218	54	32.9%
Net loss	$18,805	$68,752	$49,947	265.6%

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Comparison of the Six Months Ended June 30, 2025 and 2026

Research and development, net

Research and development, net increased by $6,700 from $14,182 for the six months ended June 30, 2025 to $20,882 for the six months ended June 30, 2026. The increase in research and development expenses was primarily attributable to increased employee compensation and benefits including share-based compensation, raw materials and third-party contractor expenses.

Marketing expenses

Marketing expenses decreased by $366 from $918 for the six months ended June 30, 2025 to $552 for the six months ended June 30, 2026. The decrease in marketing expenses was primarily attributable to decreased employee compensation and benefits.

General and administrative

General and administrative increased by $1,805 from $3,856  for the six months ended June 30, 2025 to $5,661 for the six months ended June 30, 2026. The increase in general and administrative expenses was primarily due to increased employee compensation and benefits, including share-based compensation, and professional fees (including, financing, training and IR expenses).

Financial expenses, net

Financial expenses, net increased by $41,754 from $315 income for the six months ended June 30, 2025 to $41,439 expense for the six months ended June 30, 2026. The increase was primarily attributable to remeasurement of warrants.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations from inception through June 30, 2026 primarily through gross proceeds of $254,351 from the issuance of our shares and $8,849 from government grants.

On April 24, 2025, we entered into a share purchase agreement (the “Purchase Agreement”) with Oramed Ltd. (“Oramed”) for the sale of 14,110,121 (the “Shares”) of our ordinary shares, no par value per share (the “Ordinary Shares”), in a registered direct offering (the “Offering”), at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025 (the “Closing Date”).

We received net proceeds of approximately $36,756 from the Offering, after deducting the estimated offering expenses payable by us. We intend to use the net proceeds from the Offering for general corporate purposes, including research and development-related purposes in connection with our product candidates, for expansion of our manufacturing capabilities and for potential commercialization of our product candidates.

In December 2025, we entered into an additional share purchase agreement with certain investors, pursuant to which we issued and sold 2,255,156 ordinary shares at a price of $3.88 per share, which was the closing share price immediately preceding the agreement, resulting in net proceeds of $8,740. Transaction costs were immaterial.

In January 2026, we entered into an additional share purchase agreement pursuant to which we issued and sold 1,443,002 ordinary shares for aggregate gross proceeds of $10,000, reflecting a price of $6.93 per share, which was the closing share price immediately preceding the agreement. Transaction costs were immaterial.

In April 2026, we entered into an Equity Distribution Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”). The Sales Agreement replaces the Open Market Sale Agreement entered into with Jefferies LLC on April 3, 2023 that was terminated on April 27, 2026. In accordance with the terms of the Sales Agreement, under the Registration Statement on Form F-3, declared effective by the SEC on May 1, 2026, we may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through Wainwright, acting as our sales agent. Wainwright will receive from us a commission of 3.0% of the gross proceeds of any ordinary shares sold through it under the Sales Agreement.

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In June 2026, we entered into a collaboration agreement and a supply agreement with Tolmar International Ltd. (“Tolmar”) (together, the “Tolmar Agreements”). Pursuant to the Tolmar Agreements, we granted Tolmar exclusive U.S. commercialization rights for Alpha DaRT for prostate cancer. Tolmar made an initial $15,000 payment to be used for expanding the Company’s manufacturing capabilities for Alpha DaRT, and will make up to an aggregate of $96,500 in clinical and regulatory milestone payments for the first prostate cancer indication and up to an aggregate of $65,000 in commercial milestone payments. Tolmar will pay us for the supply of Alpha DaRT at 60% of the net sales of Alpha DaRT, subject to certain adjustments. The Company granted Tolmar an option to expand into bladder cancer, subject to additional terms and payments, including an additional $5,000 payment toward the expansion of manufacturing capabilities and exercise of an option to purchase $5,000 of ordinary shares at a price per share equal to a 25% premium to the then-prevailing 30-trading day VWAP, as described below.

Concurrently, in June 2026 we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tolmar for the sale by the Company of 1,668,057 (the “Initial Shares”) of our ordinary shares, in a private placement (the “Private Placement”), at a purchase price of $11.99 per ordinary shares. The Securities Purchase Agreement also contains provisions for Tolmar, upon the exercise of the option in the Tolmar Agreements, to purchase an amount of ordinary shares equivalent to $5,000 (the “Additional Shares” and, together with the Initial Shares, the “Shares”), at a price per ordinary share equal to a 25% premium to the then-prevailing 30-trading day VWAP. We received gross proceeds of approximately $20,000 from the Initial Shares, before deducting immaterial offering expenses payable by us. We intend to use the net proceeds from the Private Placement for general corporate purposes.

The following table provides information regarding our total cash and cash equivalents, short term deposits and restricted deposits for the periods presented:

	As of
	December 31, 2025	June 30, 2026
Cash and cash equivalents	$12,202	$22,993
Short-term deposits	60,924	77,646
Restricted deposits	3,777	4,133
	$76,903	$104,772

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Six months ended June 30,
	2025	2026
Net cash used in operating activities	$(14,612)	$(745)
Net cash used in investing activities	(24,194)	(17,374)
Net cash provided by financing activities	36,756	29,008
Effect of exchange rate changes on cash and cash equivalents	29	(98)
Increase (decrease) in cash and cash equivalents	$(2,021)	$10,791

Net cash used in operating activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $14,612  for the six months ended June 30, 2025, compared to $745 for the six months ended June 30, 2026. The decrease of $13,867 was primarily attributable to a $18,878 increase in deferred revenue and a $41,740 increase in change in the fair value of warrants, offset primarily by an increase in net loss of $49,947.

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Net cash used in investing activities

Net cash used in investing activities was $24,194 for the six months ended June 30, 2025, compared to $17,374 for the six months ended June 30, 2026. The decrease of $6,820 was primarily attributable to a $53,195 increase in proceeds from bank deposits and restricted deposits and a $2,775 decrease in purchase of property and equipment, offset by a $49,150 increase in investments into bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $36,756 for the six months ended June 30, 2025 compared to $29,008 for the six months ended June 30, 2026. The decrease of $7,748 was attributable to a decrease in issuance of shares, offset by an increase in exercise of options.

Effect of exchange rate changes on cash and cash equivalents

The effect of exchange rate changes on cash and cash equivalents was an increase of $29 for the six months ended June 30, 2025, compared to a decrease of $98 for the six months ended June 30, 2026. The decrease of $127 was primarily attributable to changes in the exchange rate between the U.S. Dollar and the Israeli NIS.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development for, initiate later stage clinical trials for, and seek further marketing approvals for, our Alpha DaRT technology and other potential future product candidates. In addition, if we obtain further marketing approvals for our Alpha DaRT technology and other potential future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect that our existing cash and cash equivalents, short-term deposits and restricted deposits will enable us to fund our operating expenses and capital expenditure requirements for at least two years. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the costs of conducting future clinical trials of our Alpha DaRT technology;

●	the costs of manufacturing additional supply for one or more clinical trials of our Alpha DaRT technology and potential future clinical studies we might conduct for other future product candidates;

●	the costs of scaling up our manufacturing process and supply chain capacity to provide sufficient quantities of Alpha DaRT for the potential commercialization of Alpha DaRT if our clinical development program is successful and we obtain further marketing approvals;

●	the scope, progress, results and costs of discovery, preclinical development, laboratory testing and clinical trials for other potential product candidates we may develop, if any;

●	the costs, timing and outcome of regulatory review of our Alpha DaRT technology and other potential future product candidates;

●	our ability to establish and maintain collaborations on favorable terms, if at all;

●	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we might have at such time;

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●	the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount of revenue, if any, received from commercial sales of our Alpha DaRT technology and other potential future product candidates, should any of our product candidates receive further marketing approvals;

●	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities; and

●	the costs of operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain further marketing approvals and achieve product sales. In addition, our Alpha DaRT technology and other potential future product candidates, if further approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a shareholder. Any debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our significant and non-cancellable contractual obligations as of payment due date by period at June 30, 2026:

	Payments Due by Period Ended December 31,
	Total	2026	2027	2028	2029	Thereafter
Operating leases (facilities and motor vehicles)	$10,859	$688	$1,399	$1,246	$1,144	$6,382
Total	$10,859	$688	$1,399	$1,246	$1,144	$6,382

We have received royalty bearing grants from the IIA to finance our research and development programs in Israel, through which we received IIA participation payments in the aggregate amount of $5,533 through June 30, 2026. In return, we are committed to paying IIA royalties at a rate of 3% of future sales of the developed products, up to 100% of the amount of grants received plus interest, calculated using SOFR interest. Through June 30, 2026, no royalties have been paid or accrued. In addition, under the intellectual property purchase agreement with Althera, we assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty bearing grants received by Althera (plus accrued interest at LIBOR or SOFR rate). Our liability to the IIA at June 30, 2026, including royalty bearing grants we received, grants assumed from Althera and the associated interest accrued on all such grants, totaled $7,807.

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Under the February 2, 2016 intellectual property purchase agreement with Althera, we are obligated to pay Althera a fixed rate of 2% (plus VAT) of our future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by us to the IIA.

We also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which we are obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of our products (as defined in the agreement) by us and our affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to us, on a country-by-country, product-by-product basis. We are also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of our products sold by our licensees in a given year) on any royalties or revenues received by us from our licensees.

Under an Operations Partner Agreement between us and services provider HekaBio K.K. of May 21, 2019, as amended, we make certain payments to HekaBio K.K. in exchange for clinical trial, consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, we are to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by us from distribution receipts (as defined in the agreement) for such products in Japan. In March 2026, we entered into a commercial agreement with HekaBio K.K. related to the distribution of the Alpha DaRT in Japan following the receipt of shonin pre-market approval of Alpha DaRT for use in patients with unresectable locally advanced or locally recurrent head & neck cancer from the MHLW. The agreement provides for terms related to the roles and responsibilities of each party as well as defining a split of potential revenues and liabilities, with a focus on treating patients under the pre-market approval in the context of the post-marketing surveillance study. The agreement can be terminated with 90 days’ notice.

On November 18, 2018 and July 29, 2019, we entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein we will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including us), and BGN will receive 0.75% royalties on all sales of our alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that we will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

On December 1, 2020, we entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in our net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of our net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

On August 16, 2022, we entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

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On April 24, 2025, we entered into a Strategic IR/PR Services Agreement (the “Strategic Services Agreement”) with Oramed, whereby we engaged Oramed, on a non-exclusive basis, to provide us with comprehensive strategic investor relations and public relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Strategic Services Agreement, we agreed to pay Oramed a non-refundable fee of $3,000, with $500 payable upon execution of the Strategic Services Agreement and the remaining $2,500 payable in five equal installments every six months following the date of the Strategic Services Agreement. In addition, as approved by our shareholders at our annual general meeting on June 17, 2025, we issued to Oramed 3,237,000 warrants to purchase our Ordinary shares.

On June 2, 2026, we entered into a collaboration agreement and a supply agreement with Tolmar (together, the “Tolmar Agreements”). Pursuant to the Tolmar Agreements, we granted Tolmar exclusive U.S. commercialization rights for Alpha DaRT for prostate cancer, as well as an option to acquire the exclusive U.S. commercialization rights for Alpha DaRT for bladder cancer. Tolmar will use commercially reasonable efforts to commercialize Alpha DaRT in accordance with a commercialization plan and the terms of the Tolmar Agreements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

C.	Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and “Key Information—Risk Factors—Risks Related To Our Incorporation and Location In Israel” in Item 3.D. of our Annual Report.

For a description of our intellectual property, please see “Item 4.B” in our Annual Report under “—Intellectual Property.

D.	Trend Information

Other than as disclosed elsewhere in this Form 6-K or in the unaudited consolidated financial statements as of and for the six months ended June 30, 2025 and 2026 and related notes thereto, or as described in Item 3.D. “Key Information—Risk Factors of our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included in our Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included in our Annual Report.

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Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing in our Annual Report, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

For graded vesting awards with no market or performance conditions, we recognize the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. For awards with performance conditions the share-based compensation expense is recognized if and when we conclude that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on our probability assessment.

We recognize forfeitures of awards as they occur.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

We measure the grant date fair value of its Restricted Share Units (“RSUs”) based on the closing market price of the ordinary share on or immediately before the date of grant.

These assumptions and estimates were determined as follows:

1)	Expected term - The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the share options. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

2)	Expected volatility - Since we have a limited trading history of our Ordinary shares, there is not sufficient historical volatility for the expected term of the share options. The expected volatility is derived from a mix of the historical volatility of our own shares as well as the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

3)	Risk-free interest rate - We determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

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4)	Expected dividend yield – We do not anticipate paying any dividends in the foreseeable future. Thus, we used 0% as our expected dividend yield.

5)	Fair value of Ordinary shares - Prior to the consummation of the merger by and among Healthcare Capital Corp. (“HCCC”), Alpha Tau and Archery Merger Sub, Inc. (the “Merger”), the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of Ordinary shares subsequent to the consummation of the merger agreement, dated as of July 7, 2021, the board of directors considered the grant date fair value for share-based awards as of the closing price of our Ordinary shares on Nasdaq on the date of grant.

Warrants liability

We have classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, we measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

The fair value of the warrants issued to the public shareholders of HCCC in conjunction with the Merger (the “Public Warrants”) is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The warrants issued to the sponsor of HCCC in conjunction with the Merger (the “Private Warrants”) were valued using a blend of the Public Warrant prevailing market price and a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of the Private Warrants, the expected volatility of our Ordinary Shares was estimated based on the historical volatility of our publicly traded Ordinary shares.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies.

Subject to certain conditions, as an emerging growth company we intend to rely on certain exemptions, including exemptions from the requirement to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) December 31, 2027.

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